

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

Via E-mail
Oded Yatzkan
Chief Financial Officer
Medigus Ltd.
Omer Industrial Park, No. 7A
P.O. Box 3030
Omer 8496500, Israel

> **Re: Medigus Ltd.**
> **Registration Statement on Form 20-F**
> **Filed November 17, 2014**
> **File No. 377-00851**

Dear Mr. Yatzkan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our reliance on third-party distributors…, page 10

1.   Your risk factor disclosure states that counterparties to your distributor agreements may breach their contractual obligations to you. Please clarify whether your have experienced such breaches in the past. If not, please tell us why you believe breach of these contracts is a material risk.

Risks Related to Our Intellectual Property, page 14

2.   Please provide a risk factor about your obligation disclosed in the last paragraph on page 48.

As a foreign private issuer, we are permitted to follow . . ., page 26

3.   Please revise your discussion under this heading by replacing the term "among other things" with substantive disclosure that is consistent with your disclosure under "Nasdaq Stock Market Listing Rules and Home Country Practices, page 89."

Business Overview, page 28

4.   We note your statement on this page that your "expertise is in the development, production, and marketing" of devices "for the treatment of GERD" and on page 31 that your MUSE System is your "primary product." We also note similar statements throughout your document. Please substantially revise and re-balance your disclosure to reflect your actual operations. In this regard, we note that you derive substantially all of your revenue from imaging equipment rather than your MUSE System. We also note your disclosure at the top of page 55 that you plan to begin reporting in two separate segments, with a separate segment for your imaging equipment business.

Treatment of GERD, page 29

5.   Your disclosure in this section suggests that your system is not used to treat cases of gastroesophageal reflux disease that are less severe than moderate. If that is true, please revise to state so more clearly. In addition, please revise to clarify what constitutes moderate and severe GERD.

Our Solution and Products, page 31

6.   Please disclose the specific treatment or treatments for which your product has been cleared by the Food and Drug Administration.

Marketing and Distribution, page 36

7.   Please revise this section to include disclosure relating to your imaging equipment.

Warrants, page 54

8.   We note that here and throughout the filing you use the terms "warrants" and "options" interchangeably when referring to the same transaction. For example, the transaction described here and on the interim statement of financial position under non-current liabilities (on page F-3) is identified as "warrants" whereas the same transaction recorded on the audited 2013 statement of financial position under non-current liabilities (on page F-21) and in Note 13 (on page F-56) is labeled as "options." By definition, these instruments are distinctly different – stock options are generally compensatory and issued to key employees, directors and other service providers in exchange for services rendered; warrants are non-compensatory vehicles issued in connection with raising

capital, either debt or equity securities. Please revise to consistently present the appropriate description for the instruments issued.

Results of Operations, page 55

9.   In light of the significant changes in each source of revenue and your cost of sales during fiscal years 2013, 2012 and 2011, your disclosure does not appear to provide investors with a thorough analysis or explanatory view of the company's financial statements as seen through the eyes of management. When individual line items disclosed in your statements of loss and comprehensive loss significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, such as price changes and/or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. Your revised analysis should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results. Please incorporate the above comment to all of the disclosures herein related to the analysis of your results of operations, including operating expenses. Also, discuss any trends associated with your results. For further guidance, please refer to Item 5 of Form 20-F as well as SEC Interpretive Release No. 33-8350 (FR No. 72).

Comparison of the six months ended June 30, 2014 . . ., page 60

10.   We note in the first paragraph after the tables that the increase in revenues was "largely due to the cancellation of the Company's agreement with a customer for the supply of miniature disposable video cameras and control systems developed by the Company." It would appear that such loss of a customer would have the opposite effect – i.e., decrease in revenues. Please expand your discussion here to clarify how this event directly contributed to an increase in revenues during the six months ended June 30, 2014 over the prior comparable interim period in 2013. In addition, expand your discussion under the paragraph "Other Income, Net" on page 62 for a similar reason – i.e., increase in income "in respect of the termination of the Company's agreement with a customer."

Trend Information, page 66

11.   Please revise to discuss here or in your Results of Operations section the contract cancellation mentioned on pages F-14 and F-59. Refer to Items 5.A and 5.D of Form 20-F.

Oded Yatzkan
Medigus Ltd.
December 12, 2014
Page 4

Arrangements for Election . . ., page 71

12.   Please clarify which of your directors were selected pursuant to the arrangement
        discussed in this section.

Board Practices, page 76

13.   We note your disclosure on page 77 regarding Mr. Rabinowitch's conviction. With a
        view toward clarified disclosure, please tell us whether Mr. Rabinowitch continues to
        serve on your board of directors, given your disclosure that the stay of execution expired
        on November 23, 2014.

Share Ownership, page 93

14.   Please update the information disclosed in this section and in Item 7 to be as of the most
        recent practicable date, not merely the date as of which you have disclosed financial
        information. Refer to the first sentence of Item 6.E.1 and to Item 7.A of Form 20-F.
        Also please revise the second table on this page to disclose Mr. Shapira's share
        ownership.

Major Shareholders, page 96

15.   Please revise to disclose the natural persons with voting or dispositive control of the
        shares in the table on page 97.

Shareholders' Undertaking, page 111

16.   With a view toward clarified disclosure, please tell us the aggregate number of shares and
        the percentage of outstanding shares of each class owned by the shareholders who have
        signed the letter discussed in this section.

Exhibits, page 133

17.   Several of your exhibits appear to be missing exhibits and schedules. For example,
        exhibits 4.1 through 4.4 are missing exhibit A. Please file complete exhibits.

Other receivables, page F-48

18.   We note in the last sentence of this note that "[o]ther receivables balances (except for
        non-monetary balances from institutions, prepaid expenses and advances to suppliers) are
        denominated in NIS." Please tell us what portion of the total other receivables represents
        non-monetary balances. If material, disclose the amount and indicate the currency in
        which they are denominated.

Note 13 – Options, page F-56

19.   We note that the financial liability measured at fair value at December 31, 2013 consists of the non-equity derivative financial instrument which is classified as Level 2 of the fair value hierarchy. Please explain to us your reasons for concluding that the derivative financial liability should be categorized within Level 2 of the fair value hierarchy and how your conclusion is consistent with IFRS 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.


Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director


cc (via e-mail):   Eric Spindel, Esq.
                        Yigal Arnon & Co